                            MORGAN STANLEY VALUE FUND
                           1221 Avenue of the Americas
                               New York, NY 10020

January 26, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Larry Greene, Division of Investment Management

RE:  MORGAN STANLEY VALUE FUND
     (FILE NOS. 333-58643 AND 811-8861)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley Value Fund (the "Fund") filed with the Securities and Exchange Commission on November 27, 2006. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 11 to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about January 26, 2007.

           GENERAL COMMENTS TO FORM N-1A
           -----------------------------

COMMENT 1. PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR, INCLUDING
           THE "TANDY" PROVISION.

               Response 1. This response letter addressing the Staff's comments has been filed via EDGAR correspondence, including the "Tandy"
               provision, separate from the corresponding Post-Effective
               Amendment.

           COMMENTS TO THE PROSPECTUS
           --------------------------

COMMENT 2. IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, CONSIDER MOVING
           THE FOOTNOTES TO AFTER THE EXAMPLE.

               Response 2. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENT 3. PLEASE INCLUDE THE ORDER PROCESSING FEE IN THE FEE TABLE AS REQUIRED
           BY FORM N-1A UNLESS AN INVESTOR CAN PURCHASE SHARES WITHOUT BEING A
           MORGAN STANLEY CLIENT.

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               Response 3. Form N-1A requires that the costs and expenses that an investor will bear directly or indirectly be included in the fee table. The order processing fee that Morgan Stanley DW Inc.
               charges clients when a client purchases or tenders shares of the
               Fund is not required to be included in the fee table because only investors that purchase shares through Morgan Stanley DW Inc.
               would be subject to that fee.

           COMMENTS TO THE SAI
           -------------------

COMMENT 4. IN THE SECTION ENTITLED "FUND MANAGEMENT - PORTFOLIO MANAGER
           COMPENSATION STRUCTURE," INCLUDE ONLY THE DISCRETIONARY COMPENSATION
           RECEIVED BY THE PORTFOLIO MANAGERS OF THE FUND DURING THE LAST YEAR.

               Response 4. We believe the current disclosure is in compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers.
               The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager's incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts.
               Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with
               managing the portfolio and other accounts. Please note that we revised the disclosure to clarify that investment performance, upon which a portfolio manager's compensation is linked, is calculated for one-, three-, and five-year periods measured against a fund's/account's primary benchmark, indices and/or peer groups, where applicable.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     o    the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
          Commission from taking any action with respect to the filings; and

     o    the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6641. Thank you.

Sincerely,

/s/ Sheri L. Schreck

Sheri L. Schreck

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